Exhibit 12.1
Computation of Ratios

The computation of the ratio of earnings to fixed charges for the six months ended June 30, 2009 and the years ended December 31, 2008, 2007, 2006, 2005 and 2004 are as follows:

	Six Months Ended	Years Ended December 31,
(Millions)	June 30, 2009	2008	2007	2006	2005	2004
Income before income taxes	$1,184.3	$2,174.2	$2,796.4	$2,586.6	$2,453.3	$1,760.0
Add back fixed charges	151.8	297.9	234.3	199.5	177.5	165.5
Income, as adjusted	$1,336.1	$2,472.1	$3,030.7	$2,786.1	$2,630.8	$1,925.5
Fixed charges:
Interest on indebtedness	$122.2	$236.4	$180.6	$148.3	$122.8	$104.7
Portion of rents representative of interest factor	29.6	61.5	53.7	51.2	54.7	60.8
Total fixed charges	$151.8	$297.9	$234.3	$199.5	$177.5	$165.5
Ratio of earnings to fixed charges	8.80	8.30	12.94	13.97	14.82	11.63